UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SYMMETRICOM, INC.

(Name of Subject Company)

SYMMETRICOM, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

Ms. Elizabeth A. Fetter

President and Chief Executive Officer

2300 Orchard Parkway, San Jose, California 95131

(408) 433-0910

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ora T. Fisher

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 463-2616

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached are (i) a joint press release distributed by the Company and Microsemi Corporation on October 21, 2013; (ii) a letter, dated October 21, 2013, from the Chief Executive Officer of the Company to employees of the Company; and (iii) slides presented to employees on October 22, 2013.

MICROSEMI FINANCIAL CONTACT: John W. Hohener
Executive Vice President and CFO
Tel: (949) 380-6100
MICROSEMI INVESTORS: Robert C. Adams
Vice President of Corporate Development
Tel: (949) 380-6100
SYMMETRICOM CONTACT: Justin Spencer
Chief Financial Officer
+1-408-428-7801

Microsemi Corporation to Acquire Symmetricom, Inc.

•	Strengthens Microsemi’s position in high-value communications timing markets

•	Creates industry’s largest and most complete end-to-end timing portfolio

•	Expands Microsemi timing opportunities in aerospace, defense and industrial markets

•	Brings scale to timing portfolio, expands customer base, drives increased content

•	Delivers immediate EPS accretion and synergies

ALISO VIEJO, Calif. and SAN JOSE, Calif.—Oct. 21, 2013—Microsemi Corporation (Nasdaq:MSCC), a leading provider of semiconductor solutions differentiated by power, security, reliability and performance, and Symmetricom, Inc. (Nasdaq:SYMM), a worldwide leader in precision time and frequency technologies, announced today that they have entered into a definitive agreement to acquire Symmetricom, Inc. for $7.18 per share through a cash tender offer, representing a premium of 49 percent based on the average closing price of Symmetricom’s shares of common stock during the 90 trading days ended Oct. 18, 2013. The board of directors of Symmetricom unanimously recommends that Symmetricom’s stockholders tender their shares in the tender offer. The total transaction value is approximately $230 million, net of Symmetricom’s projected cash balance at closing.

Headquartered in San Jose, Calif., Symmetricom is the world’s leading source of highly precise timekeeping technologies and solutions that enable next generation data, voice, mobile and video networks and services. It provides timekeeping in GPS satellites, national time references, and national power grids as well as in critical military and civilian networks.

“The acquisition of Symmetricom will create the largest and most complete timing portfolio in the industry today,” stated James J. Peterson, Microsemi president and chief executive officer. “From source to synchronization to distribution, Microsemi will offer an end to end timing solution for an expanded range of markets, driving increased dollar content opportunity and revenue growth.”

“The acquisition of Symmetricom by Microsemi will create a powerful combination,” said Elizabeth Fetter, Symmetricom’s chief executive officer. “I believe Microsemi is the ideal company to leverage Symmetricom’s technology and capabilities further into the communications market along with the scale to accelerate the adoption of the company’s innovative new chip scale atomic clock (CSAC) technology into broader markets.”

Microsemi expects significant synergies from this immediately accretive transaction. Based on current assumptions, Microsemi expects the acquisition to be $0.22 to $0.25 accretive in its first full calendar year ending December 2014.

Microsemi reaffirms its fiscal fourth quarter guidance included in its fiscal third quarter earnings release issued on July 25, 2013. Microsemi currently intends to announce its fiscal fourth quarter results on Nov. 7, 2013. Further details will be forthcoming.

Tender Offer and Closing

Under the terms of the definitive acquisition agreement, Microsemi will commence a cash tender offer to acquire Symmetricom’s outstanding shares of common stock at $7.18 per share, net to each holder in cash. Upon satisfaction of the conditions to the tender offer and after such time as all shares tendered in the tender offer are accepted for payment, the agreement provides for the parties to effect, as promptly as practicable, a merger which would result in all shares not tendered in the tender offer being converted into the right to receive $7.18 per share in cash. The tender offer is subject to customary conditions, including the tender of at least a majority of the fully-diluted shares of Symmetricom’s common stock and certain regulatory approvals, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and is expected to close in Microsemi’s fiscal first quarter, ending Dec. 29, 2013. No approval of the stockholders of Microsemi is required in connection with the proposed transaction. Terms of the agreement were unanimously approved by the boards of directors of both Microsemi and Symmetricom.

Under the terms of the merger agreement, Symmetricom may solicit superior proposals from third parties for a “go shop” period that extends through Nov. 8, 2013. It is not anticipated that any developments will be disclosed with regard to this process unless and until Symmetricom’s board of directors makes a decision to pursue a potential superior proposal. Jefferies LLC, which is acting as Symmetricom’s financial adviser, will assist Symmetricom with Symmetricom’s go-shop process. There are no guarantees that this process will result in a superior proposal. The merger agreement provides Microsemi with a customary right to match a superior proposal. The agreement also provides for certain termination fees payable to Microsemi in connection with the termination of the agreement in certain circumstances.

Jefferies LLC is acting as financial adviser and Latham & Watkins LLP is acting as legal adviser to Symmetricom. Morgan Stanley provided a fairness opinion to Microsemi and O’Melveny & Myers LLP is acting as legal adviser to Microsemi.

Conference Call

Microsemi will host a conference call, solely to discuss details of the transaction. A live webcast relating to the transaction will be available in the “Investors” section of Microsemi’s website at www.microsemi.com in advance of the conference call.

Conference call date: Oct. 21, 2013

Time: 1:45 p.m. PDT (4:45 p.m. EDT)

Dial-in numbers: U.S. 877-264-1110; international 706-634-1357

Passcode: 90095902

A webcast of the conference call will also be available in the “Investors” section of Microsemi’s website at www.microsemi.com.

About Microsemi

Microsemi Corporation (Nasdaq: MSCC) offers a comprehensive portfolio of semiconductor and system solutions for communications, defense & security, aerospace and industrial markets. Products include high-performance and radiation-hardened analog mixed-signal integrated circuits, FPGAs, SoCs and ASICs; power management products; timing and voice processing devices; RF solutions; discrete components; security technologies and scalable anti-tamper products; Power-over-Ethernet ICs and midspans; as well as custom design capabilities and services. Microsemi is headquartered in Aliso Viejo, Calif., and has approximately 3,000 employees globally. Learn more at www.microsemi.com.

Microsemi and the Microsemi logo are registered trademarks or service marks of Microsemi Corporation and/or its affiliates. Third-party trademarks and service marks mentioned herein are the property of their respective owners.

About Symmetricom, Inc.

Symmetricom (SYMM), a world leader in precise time solutions, sets the world’s standard for time. The company generates, distributes and applies precise time for the communications, aerospace/defense, IT infrastructure and metrology industries. Symmetricom’s customers, from communications service providers and network equipment manufacturers to governments and their suppliers worldwide, are able to build more reliable networks and systems by using the company’s advanced timing technologies, atomic clocks, services and solutions. All products support today’s precise timing standards, including GPS-based timing, IEEE 1588 (PTP), Network Time Protocol (NTP), Synchronous Ethernet and DOCSIS® timing. Symmetricom is based in San Jose, California, with offices worldwide. For more information, visit: http://www.symmetricom.com or join the dialogue at http://www.twitter.com/symmetricom.

Microsemi Safe Harbor Statement

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Microsemi and Symmetricom. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the acquisition, the potential benefits of the merger, including the potentially accretive and synergistic benefits, Microsemi’s revenue and earnings guidance, and any other statements of belief or about the Microsemi’s plans, beliefs or expectations. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Symmetricom’s business will not be successfully integrated with Microsemi’s business or complement its products, including product mix and acceptance, gross margins and operational and other cost synergies; costs associated with the merger, tender offer and financing; the unsuccessful completion of the tender offer; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Microsemi and Symmetricom compete; Microsemi’s reliance on government contracts for a portion of its sales, including impacts of the recent federal government shutdown; Microsemi’s failure to continue to move up the value chain in its customer offerings; continued negative or worsening worldwide economic conditions or market instability; downturns in the highly cyclical semiconductor industry; intense competition in the semiconductor industry and resultant downward price pressure; inability to develop new technologies and products to satisfy changes in customer demand or the development by the company’s competitors of products that decrease the demand for Microsemi’s products; unfavorable or declining conditions in end markets; inability of Microsemi’s compound semiconductor products to compete successfully with silicon-based products; production delays related to new compound semiconductors; variability of the company’s manufacturing yields; the concentration of the factories that service the semiconductor industry; delays in beginning production, implementing production techniques, resolving problems associated with technical equipment malfunctions, or issues related to government or customer qualification of facilities; potential effects of system outages; the effect of events such as natural disasters and related disruptions on our operations; inability by Microsemi to fulfill customer demand and resulting loss of customers; variations in customer order preferences; difficulties foreseeing future demand; rises in inventory levels and inventory obsolescence; potential non-realization of expected orders or non-realization of backlog; failure to make sales indicated by the company’s book-to-bill ratio; risks related to the company’s international operations and sales, including availability of transportation services, political instability and currency fluctuations; increases in the costs of credit and the availability of credit or additional capital only under more restrictive conditions or not at all; unanticipated changes in Microsemi’s tax provisions, results of tax examinations or exposure to additional income tax liabilities; changes in generally accepted accounting principles; principal, liquidity and counterparty risks related to Microsemi’s holdings in securities; environmental or other regulatory matters or litigation, or any matters involving contingent liabilities or other claims; the uncertainty of litigation, the costs and expenses of litigation, the potential material adverse effect litigation could have on Microsemi’s business and results of operations if an adverse determination in litigation is made, and the time and attention required of management to attend to litigation; uncertainty as to the future profitability of acquired businesses, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions; any circumstances that adversely impact the end markets of acquired businesses; and difficulties in closing or disposing of operations or assets or transferring work, assets or inventory from one plant to another. In addition to these factors and any other factors mentioned elsewhere in this news release, the reader should refer as well to the factors, uncertainties or risks identified in the company’s most recent Form 10-K and all subsequent Form 10-Q reports filed by Microsemi with the SEC. Additional risk factors may be identified from time to time in Microsemi’s future filings. The forward-looking statements included in this release speak only as of the date hereof, and Microsemi does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances. Guidance is provided only on a non-GAAP basis due to the inherent difficulty of forecasting the timing or amount of certain items that have been excluded from the forward-looking non-GAAP measures, and a reconciliation to the comparable GAAP guidance has not been provided because certain factors that are materially significant to Microsemi’s ability to estimate the excluded items are not accessible or estimable on a forward-looking basis.

Symmetricom Safe Harbor Statement

This press release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created by those sections. These forward-looking statements address a variety of subjects including, for example, the expected date of closing of the acquisition and any other statements of belief or about the Symmetricom’s plans, beliefs or expectations. The statements in this press release are made as of the date of this press release, even if subsequently made available by Symmetricom on its website or otherwise. Symmetricom expressly disclaims any obligation to update or revise any forward-looking statement contained herein, whether as a result of a change in its expectations, a change in any events, conditions or circumstances on which a forward-looking statement is based, or otherwise. Symmetricom’s actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by such forward-looking statements include, but are not limited to, risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Symmetricom’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on Symmetricom’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to the business of Symmetricom, including risks relating to general economic conditions in the markets we address and the telecommunications and government markets in general, risks related to the development of our new products and services, reliance on our contract manufacturer, the effects of increasing competition and competitive pricing pressure, uncertainties associated with changing intellectual property laws or misappropriation of intellectual property, developments in and expenses related to litigation, the inability to obtain sufficient amounts of key components, the rescheduling or cancellation of key customer orders, the loss of a key customer, the effects of new and emerging technologies, the risk that excess inventory may result in write-offs, price erosion and decreased demand, fluctuations in the rate of exchange of foreign currency, changes in our effective tax rate, market acceptance of our new products and services, technological advancements, undetected errors, design flaws, defects in our products or start-up manufacturing difficulties, the risks associated with our international sales, potential short-term investment losses and other risks due to credit market dislocation, geopolitical risks and risk of terrorist activities, the risks associated with attempting to integrate other companies and businesses we acquire, and the risk factors listed from time to time in Symmetricom’s reports filed with the Securities and Exchange Commission, including the annual report on Form 10-K for the fiscal year ended June 30, 2013 and subsequent Forms 10-Q and 8-K.

Notice to Investors

The tender offer for the outstanding shares of common stock of Symmetricom has not yet commenced. This press release is for informational purposes only and no statement in this press release is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Microsemi Corporation and a wholly-owned subsidiary of Microsemi Corporation will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Symmetricom will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to Symmetricom’s shareholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

MSCCIR

Source: Microsemi Corporation

October 21, 2013

Symmetricom Employees,

Today, Symmetricom issued a joint news release with Microsemi Corporation announcing that the two companies have entered into an agreement pursuant to which, among other things, Microsemi will commence a tender offer for all of the outstanding shares of Symmetricom’s common stock for a purchase price of $7.18 per share. We anticipate that the transaction would close sometime before the end of the calendar year. A copy of the news release can be found at:

http://investor.microsemi.com/releasedetail.cfm?ReleaseID=798778

For this transaction to be closed, certain conditions, including shareholders tendering a sufficient number of shares and receipt of certain regulatory approvals, must be satisfied. Until that time, Symmetricom will continue to operate as a fully independent company.

Today’s news reflects the strong market position, capabilities, and technology offered by Symmetricom.

For now, it’s “business as usual” and as such, it is critical we all maintain our day-to-day responsibilities. With your help, we have been successfully managing through our strategic restructuring plan, improving our execution and focus, and delivering valuable solutions to the market. Indeed, we believe Microsemi’s interest in Symmetricom reflects our strength and upside potential of the business.

Today’s announcement may attract attention to our company from outside parties and the media, and it is important all communication comes from the executive team. Should you receive any external inquiries, please forward them to Phil Bourekas or Justin Spencer.

I have asked Bill Minor to organize a company-wide meeting for tomorrow morning. Please make every reasonable effort to attend, and I will try to answer questions at that time. In the meantime, feel free to share questions or concerns with your business or executive leaders.

Thank you for your continued support.

Sincerely,

Liz Fetter

Chief Executive Officer

Important Information and Where To Find It

The tender offer described herein (the “Offer”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Symmetricom, Inc. (“Symmetricom”) or any other securities. At the time the Offer is commenced, Microsemi Corporation (“Microsemi”) and PETT Acquisition Corp., a wholly owned subsidiary of Microsemi, will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”), and Symmetricom will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Any offers to purchase or solicitations of offers to sell may be made only pursuant to such tender offer statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials, when prepared and ready for release, will be made available to Symmetricom’s stockholders at no expense to them. In addition, investors and securityholders may obtain a free copy of such materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement.

October 22, 2013 All-Hands Meeting Confidential © Copyright 2013

2 Confidential © Copyright 2013 Agenda • Announcement by Microsemi to Acquire Symmetricom • About Microsemi • Symmetricom Priorities • Q&A

3
Announcement
•
Microsemi to commence a tender offer to purchase SYMM’s
common stock
•
Purchase price: $7.18
•
Expect deal to be completed by December 31, 2013
•
SYMM may solicit superior proposals thru November 8, 2013
Confidential © Copyright 2013

About Microsemi * Following slides taken from the Microsemi Corporate Presentation Confidential © Copyright 2013

About Microsemi Corporation (Nasdaq: MSCC)

- Global provider of semiconductor solutions for applications focused on delivering power, reliability, security and performance.

- High-value, high barrier-entry markets:
  - Communications
  - Defense & Security
  - Aerospace
  - Industrial

Corporate headquarters in Aliso Viejo, CA

- FY 2012 Revenue: $1 billion

Microsemi

Power Matters

5

Strengthening Financial Results

Net Sales

$1,000
$800
$600
$400
$200
$-
FY07
FY08
FY 09
FY 10
FY11
FY12

Gross Profit

$600
$500
$400
$300
$200
$100
$-
FY07
FY08
FY 09
FY 10
FY11
FY12

Operating Income

$250
$200
$150
$100
$50
$-
FY07
FY08
FY 09
FY 10
FY11
FY12

EBITDA

$250
$200
$150
$100
$50
$-
FY07
FY08
FY 09
FY 10
FY11
FY12

(Non-GAAP, $MM)

Microsemi

Power Matters

6

Microsemi Market Focus

Communications
28% of Revenue

- Wireless Backhaul
- Base Station
- Routing & Switching
- Networking
- Access & CPE
- Wireless Terminal

Defense & Security
31% of Revenue

- Military Communication
- Military Aircraft
- Unmanned Vehicle
- Information Assurance
- Security Scanners
- Anti-Tamper

Aerospace
19% of Revenue

- Commercial Air
- Engine Control
- Avionics
- Actuation
- Space
- Power Delivery
- Payload Electronics
- Launch Systems

Industrial
22% of Revenue

- Industrial Control
- Medical Devices
- Alternative Energy
- Hybrid Vehicles
- SEMI Cap Equipment
- Machine to Machine

CISCO HUAWEI ERICSSON ZTE SAMSUNG

L3 communications Raytheon Honeywell Rolls-Royce LOCKHEED MARTIN BOEING NORTHROP GRUMMAN ASTRIUM

Medtronic GE ST. JUDE MEDICAL

Based on FQ3 2013 revenue

Microsemi

Power Matters

7

8 Confidential © Copyright 2013 Why Symmetricom? • High value communications timing market • Provides end-to-end portfolio • Opportunities in aerospace, defense and industrial markets

9 Confidential © Copyright 2013
Symmetricom Priorities
•
Communication to employees, customers, suppliers and partners has begun
•
Critical we deliver our Q2 objectives
•
Business-as-usual for employees
“Keep Calm and Carry-On”
United Kingdom 1939

10 Confidential © Copyright 2013
Important Information and Where to find it
The tender offer described herein (the “Offer”) has not yet commenced. No statement in this document is an offer to purchase or a solicitation of an offer to sell any shares of the common stock of Symmetricom, Inc. (“Symmetricom”) or any other securities. At the time the Offer is commenced, Microsemi Corporation (“Microsemi”) and PETT Acquisition Corp., a wholly owned subsidiary of Microsemi, will file a tender offer statement on Schedule TO with the United States
Securities and Exchange Commission (the “SEC”), and Symmetricom will file a
Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Any offers to purchase or solicitations of offers to sell may be made only pursuant to such tender offer statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER
STATEMENT (INCLUDING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED
DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER
WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION. These materials, when prepared and ready for release, will be made available to
Symmetricom’s stockholders at no expense to them. In addition, investors and securityholders may obtain a free copy of such materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the
Information Agent for the tender offer, which will be named in the tender offer statement.

Confidential © Copyright 2013 Q & A